UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:     January 27, 2015

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding Submission of Interim Report on Form 6-K

to the U.S. Securities and Exchange Commission

TOKYO, January 27, 2015 — Sumitomo Mitsui Financial Group, Inc. (“SMFG”, President: Koichi Miyata) hereby announces that, on January 26, 2015 (Eastern Standard Time), SMFG submitted an interim report on Form 6-K to the U.S. Securities and Exchange Commission (“SEC”).

A copy of the interim report on Form 6-K can be viewed and obtained at SMFG’s website at http://www.smfg.co.jp/english/investor/financial/annual.html or on EDGAR, the SEC’s Electronic Data Gathering, Analysis, and Retrieval system.

Attachment:

 (Reference) Consolidated Financial Statements (IFRS) (Unaudited)

This document contains a summary of SMFG’s consolidated interim financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board that was disclosed in its interim report on Form 6-K submitted to the U.S. Securities and Exchange Commission on January 26, 2015. This document does not contain all of the information in the interim report on Form 6-K that may be important to you. You should read the entire interim report on Form 6-K carefully to obtain a comprehensive understanding of SMFG’s business and financial data under IFRS and related issues.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of SMFG and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

(Reference) Consolidated Financial Statements (IFRS) (Unaudited)

Consolidated Statement of Financial Position (Unaudited)

		(In millions)
	At March 31,	At September 30,
	2014	2014
Assets:
Cash and deposits with banks	¥33,208,724	¥36,681,124
Call loans and bills bought	1,248,235	1,194,366
Reverse repurchase agreements and cash collateral on securities borrowed	4,303,121	6,238,412
Trading assets	3,557,545	4,125,359
Derivative financial instruments	4,891,382	5,602,504
Financial assets at fair value through profit or loss	1,840,255	1,810,807
Investment securities	22,052,998	21,135,902
Loans and advances	81,244,982	83,904,901
Investments in associates and joint ventures	383,590	403,514
Property, plant and equipment	2,078,927	2,268,219
Intangible assets	955,746	962,989
Other assets	2,655,512	3,573,541
Current tax assets	62,783	82,659
Deferred tax assets	147,241	134,817
Total assets	¥158,631,041	¥168,119,114
Liabilities:
Deposits	¥108,370,494	¥110,207,327
Call money and bills sold	4,112,429	4,401,121
Repurchase agreements and cash collateral on securities lent	7,041,075	9,317,913
Trading liabilities	1,865,243	2,111,598
Derivative financial instruments	4,980,991	5,818,182
Borrowings	8,463,363	10,017,198
Debt securities in issue	8,769,094	9,610,820
Provisions	225,473	177,814
Other liabilities	5,143,853	5,949,754
Current tax liabilities	94,585	103,055
Deferred tax liabilities	149,251	322,042
Total liabilities	149,215,851	158,036,824
Equity:
Capital stock	2,337,896	2,337,896
Capital surplus	862,518	862,750
Retained earnings	3,112,571	3,413,163
Other reserves	1,546,826	1,906,379
Treasury stock	(175,115)	(175,180)
Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	7,684,696	8,345,008
Non-controlling interests	1,730,494	1,737,282
Total equity	9,415,190	10,082,290
Total equity and liabilities	¥158,631,041	¥168,119,114

Consolidated Income Statement (Unaudited)

(In millions, except per share data)

	For the six months ended
	September 30,
	2013	2014
Interest income	¥859,322	¥875,491
Interest expense	158,321	174,811
Net interest income	701,001	700,680

Fee and commission income	516,044	476,927
Fee and commission expense	72,840	69,057
Net fee and commission income	443,204	407,870

Net trading income	81,706	75,980
Net income from financial assets at fair value through profit or loss	35,369	15,502
Net investment income	225,083	201,635
Other income	167,046	157,613
Total operating income	1,653,409	1,559,280

Impairment charges (reversals) on financial assets	(1,194)	20,933
Net operating income	1,654,603	1,538,347

General and administrative expenses	764,604	790,640
Other expenses	136,468	134,142
Operating expenses	901,072	924,782

Share of post-tax profit of associates and joint ventures	11,334	12,084
Profit before tax	764,865	625,649

Income tax expense	238,187	178,783
Net profit	¥526,678	¥446,866

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥459,009	¥390,728
Non-controlling interests	67,669	56,138

Earnings per share:
Basic	¥336.25	¥285.77
Diluted	336.09	285.61

Consolidated Statement of Comprehensive Income (Unaudited)

	(In millions)
	For the six months ended September 30,
	2013	2014
Net profit	¥526,678	¥446,866
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	78,681	90,830

Share of other comprehensive income (loss) of associates and joint ventures	-	65

Income tax relating to items that will not be reclassified	(28,044)	(32,260)
Total items that will not be reclassified to profit or loss, net of tax	50,637	58,635

Items that may be reclassified subsequently to profit or loss:
Available-for-sale financial assets:
Gains (losses) arising during the period, before tax	513,454	540,465
Reclassification adjustments for (gains) losses included in net profit, before tax	(169,105)	(141,810)

Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	118,233	76,973

Share of other comprehensive income (loss) of associates and joint ventures	(14,514)	(2,210)

Income tax relating to items that may be reclassified	(125,957)	(147,687)
Total items that may be reclassified subsequently to profit or loss, net of tax	322,111	325,731

Other comprehensive income, net of tax	372,748	384,366
Total comprehensive income	¥899,426	¥831,232

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥801,023	¥750,281
Non-controlling interests	98,403	80,951

Note: Comparative information in the Consolidated Statement of Financial Position, Consolidated Income Statement and Consolidated Statement of Comprehensive Income presented above has been restated to reflect the adoption of IFRIC Interpretation 21 “Levies.” For a more detailed explanation, please refer to “Note 2 Summary of Significant Accounting Policies — Significant Accounting Policies” in the interim report on Form 6-K submitted on January 26, 2015 (Eastern Standard Time).